December 2, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assitant Director
Jim B. Rosenberg, Senior Assistant Chief Accountant
Sasha Parikh, Staff Accountant
Mark Brunhofer, Review Accountant
Michael Rosenthall

Re:	NeurogesX, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the quarter ended June 30, 2010
Definitive Proxy Statement on Schedule 14A Filed April 20, 2010
File No. 001-33438

Dear Mr. Rosenberg:

NeurogesX, Inc. (the “Company”) provides this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 18, 2010 (the “Staff Letter”), relating to the above-referenced Form 10-K, Form 10-Q and DEF 14A filed by the Company. In response to the Staff’s comments, we have reproduced below the comments set forth in the Staff Letter and followed each comment with our response. For your convenience, we have repeated your comments below in italics, and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Staff Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business, page 2

COMMENT 1: We acknowledge your response and proposed revised disclosure to our comment one and we reissue our comment in part. R&D expense for December 31, 2009 was $11.2 million however your proposed disclosure only represents $3.8 million. Revise your proposed disclosure to include the breakdown of the difference between the amount of research and development expense shown in your financial statements for all the periods presented and the sum of the expense for the products discussed and not discussed in sufficient detail to understand the composition of this difference. Tell us the amount of expense for any product not discussed that comprised more than ten percent of this aggregate. In addition, please clarify how you determine that a project has a reasonable chance of entering clinical development.

RESPONSE: As noted on our response letter dated October 15, 2010 (the “Response Letter”), we maintain external research and development costs for (i) the Qutenza program in aggregate (but not segregated by indication), (ii) the NGX-1998 program, and (iii) the combined Acetaminophen Prodrug program and Opioid Prodrug program. To enhance our draft disclosure as provided to you in the Response Letter, we have substituted the bullet points with a table which reconciles to the total Research and Development expense presented on our Consolidated Statements of Operations. The table includes a column reflecting our internal research and development costs which we have not tracked by program.

U.S. Securities and Exchange Commission

December 2, 2010

In response to the Staff’s request for us to clarify how we determined that a project has a reasonable chance of entering clinical development, we have added the second and third sentences to the draft disclosure.

Our management does not maintain and evaluate research and development costs by specific indication within the Qutenza program due to the difficulties in allocating such costs to specific indications. There are no additional products under development which were excluded from the information provided in our draft disclosure in the Response Letter.

Accordingly, we propose to modify the fourth paragraph under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations” in the Annual Report on Form 10-K for the year ended December 31, 2009 to read as set forth below:

“We commence tracking the separate, external costs of a project when we determine that a project has a reasonable chance of entering clinical development. Senior management discusses the possibility of entering clinical development, along with the possibility of meeting other regulatory milestones, throughout the development cycle. These discussions include consideration of the costs and time required to bring the project to market and the potential market acceptance. We do not maintain and evaluate research and development costs by specific therapeutic indications within a program due to the difficulties in allocating such costs to specific indications. We use our internal research and development resources across several projects and many resources may not be attributable to specific projects or indications. Thus, we do not allocate the internal resources to specific development programs. Over time, we believe that our internal costs are expended on our development projects generally in proportion to our external development costs for such project relative to total external development costs.

In the years ended December 31, 2009, 2008 and 2007, our research and development costs totaled $11.2 million, $16.1 million and $25.3 million, respectively. The following table reflects the distribution of our research and development costs by development program:

Year ended December 31;

(in thousands)

	Qutenza	NGX-1998	Acetaminophen Prodrug and Opioid Prodrug	Internal costs	Total
2009	$3,634	$133	$6	$7,462	$11,235
2008	5,740	609	502	9,253	16,104
2007	15,354	976	388	8,603	25,321	”

U.S. Securities and Exchange Commission

December 2, 2010

Form 10-Q for the quarter ended June 30, 2010

Note 2. Summary of Significant Accounting Policies

Revenue from Astellas Agreement, page 5

COMMENT 2: We acknowledge your response and proposed disclosure to our comment six. Please revise your proposed disclosure to also include your accounting policy related to the supply element of the arrangement.

RESPONSE: In the Response Letter, we added disclosures on the accounting policy for the royalty and milestone elements of the Astellas Agreement. Based on your additional comment, we will expand that disclosure to include the accounting policy related to the supply element of the arrangement. In accordance with the foregoing, we propose to use substantially the following disclosure for “Note 2. Summary of Significant Accounting Policies – Revenue from Astellas Agreement” in future periodic report filings with the Commission, beginning with our Annual Report on Form 10-K for the year ended December 31, 2010:

“Revenue from Astellas Agreement

In June 2009, NeurogesX entered into the Astellas Agreement which provides for an exclusive license by the Company to Astellas for the promotion, distribution and marketing of Qutenza in the Licensed Territory, an option to license NGX-1998, a product candidate that is a non-patch liquid formulation of capsaicin, in the Licensed Territory, participation on a joint steering committee and, through a related supply agreement entered into with Astellas (the “Supply Agreement”), supply of product until direct supply arrangements between Astellas and third party manufacturers are established, which the Company anticipates may be within 18 to 24 months from the execution of the Astellas Agreement. Revenue under this arrangement includes upfront non-refundable fees and may also include additional option payments for the development of and license to NGX-1998, milestone payments upon achievement of certain product sales levels and royalties on product sales.

The Company analyzes multiple element arrangements, such as the Astellas Agreement, to determine whether the various performance obligations, or elements, can be separated or whether they must be accounted for as a single unit of accounting. The determination of whether an element can be separated or accounted for as a single unit of accounting is based on the availability of evidence with regard to standalone value of each delivered element. If the fair value of all undelivered performance obligations can be determined, then all obligations would then be accounted for separately as performed. If any delivered element is considered to either: 1) not have standalone value or 2) have standalone value but the fair value of any of the undelivered performance obligations are not determinable, then any delivered elements of the arrangement would be accounted for as a single unit of accounting and the multiple elements would be grouped and recognized as revenue over the longest estimated performance obligation period.

U.S. Securities and Exchange Commission

December 2, 2010

Significant management judgment is required in determining the level of effort required under an arrangement and the period over which the performance obligations are estimated to be completed. In addition, if the Company is involved in a joint steering committee as part of a multiple element arrangement that is accounted for as a single unit of accounting, an assessment is made as to whether the involvement in the steering committee constitutes a performance obligation or a right to participate.

Revenue recognition of non-refundable upfront license fees commences when there is a contractual right to receive such payment, the contract price is fixed or determinable, the collection of the resulting receivable is reasonably assured and there are no further performance obligations under the license agreement.

The Company views the Astellas Agreement and related agreements, as a multiple element arrangement with the key deliverables consisting of an exclusive license to Qutenza in the Licensed Territory, an obligation to conduct certain development activities associated with NGX-1998, participation on a joint steering committee and supply of Qutenza components to Astellas until such time that Astellas can establish a direct supply relationship with product vendors. Because not all of these elements have both standalone value and objective and reliable evidence of fair value, the Company is accounting for such elements as a single unit of accounting. Further, the agreement provides for the Company’s mandatory participation in a joint steering committee, which the Company believes represents a substantive performance obligation and also the estimated last delivered element under the Astellas Agreement and related agreements. Therefore, the Company is recognizing revenue associated with upfront payments and license fees ratably over the term of the joint steering committee performance obligation. The Company estimates this performance obligation will be delivered ratably through June 2016.

At the inception of the Astellas Agreement, the upfront license fees were subject to a refund right, which expired upon transfer of the Company’s MA for Qutenza in the European Union to Astellas. In September 2009, the transfer of the MA to Astellas was completed and, therefore, the upfront license fees became non-refundable and revenue recognition of the upfront license fees commenced.

In the accompanying financial statements, Collaborative revenue represents revenue associated with the Astellas Agreement and related agreements. Deferred collaborative revenue arises from the excess of cash received or receivable over cumulative revenue recognized for the period.

Under the terms of the Astellas Agreement, the Company earns royalties based on each sale of Qutenza into the Licensed Territory. The royalty rate is tiered based on the level of sales achieved. These royalties are considered contingent consideration as there is no remaining contract performance

U.S. Securities and Exchange Commission

December 2, 2010

obligation of the Company and, therefore, the royalties are excluded from the single unit of accounting discussed above. The Company reports royalty revenue based upon Astellas’ reported net sales of Qutenza in the Licensed Territory. The Company recognizes royalty revenue from Astellas on a quarter lag basis due to the timing of Astellas reporting such royalties to the Company.

Additionally, the Company can earn milestone payments from Astellas if Astellas achieves certain sales levels as outlined in the Astellas Agreement. As these payments are contingent on Astellas’ performance, they are excluded from the single unit of accounting discussed above. The milestones will be recorded as revenue when earned as there is no remaining contract performance obligation of the Company.

The Company recognizes the revenue net of related costs for collaboration supplies sold to Astellas upon product being delivered to Astellas. The revenue and related costs of the product supplied to Astellas are included in Collaboration Revenue. Prior to delivery to Astellas, the costs accumulated for the manufacturing of the collaboration supplies are included as Prepaid expenses on the Company’s balance sheet.”

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 22

COMMENT 3: We note your response to our prior comment nine that the Nominating and Corporate Governance Committee, “does take into account... the diversity of the Board of Directors when recommending nominees to serve as directors.” Please expand your proposed disclosure to explain how the Committee takes diversity into account in considering nominees to serve as directors.

RESPONSE: In response to the Staff’s comment, we plan to modify our proposed replacement text for the second paragraph (up to the qualification table) of the section entitled “Directors and Executive Officers – Director Nominations and Qualifications” in our Definitive Proxy on Schedule 14A for our 2011 annual meeting of stockholders to read substantially as follows:

“The Nominating and Corporate Governance Committee assists the Board of Directors in identifying qualified persons to serve as directors of the Company, and evaluates all proposed director nominees and incumbent directors before recommending re-nomination, and recommends all approved candidates to the Board of Directors for appointment or nomination to Company stockholders. The Board of Directors, along with the Nominating and Corporate Governance Committee, utilizes its own resources to identify qualified candidates to join the Board of Directors and may use an executive recruiting firm to assist in the identification and evaluation of qualified candidates. For these services, an executive recruiting firm would be paid a fee.

U.S. Securities and Exchange Commission

December 2, 2010

The Nominating and Corporate Governance Committee selects as candidates to the Board of Directors for appointment or nomination individuals of high personal and professional integrity and ability who can contribute to the Board of Directors’ effectiveness in serving the interests of the Company’s stockholders. Director nominees are expected to have considerable management experience that would be relevant to the Company’s current and expected future business directions, a track record of accomplishment and a commitment to ethical business practices. The Nominating and Corporate Governance Committee also reviews the appropriate skills and characteristics required of board members, including factors that it seeks in board members such as diversity of business experience, viewpoints and, personal background, and diversity of skills in biotechnology, finance, pharmaceutical marketing, business development, financial reporting and other areas that are expected to contribute to an effective Board of Directors. While the Company does not have a formal policy relating to Board of Directors diversity, the Nominating and Corporate Governance Committee considers each of these factors to maintain a diverse Board of Directors in the light of the specific needs of the Board of Directors at that time and without assigning any particular weighting or priority to any one of these factors.

The particular experience, qualification or skills of each member of the Board of Directors that led the Nominating and Corporate Governance Committee to conclude that such director should serve on the Board of Directors are:”

*        *        *         *

In addition, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes in disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

December 2, 2010

Should you have any further questions or comments, please do not hesitate to contact me at (650) 358-3300.

Sincerely,

NeurogesX, Inc.

/s/ Stephen Ghiglieri
Stephen Ghiglieri Executive Vice President, Chief Operating Officer and Chief Financial Officer

cc:	Anthony DiTonno,
President and Chief Executive Officer
NeurogesX, Inc.

Michael O’Donnell, Esq.
Gavin McCraley, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation